Coffee + Whiskey = Cold Brooze, the next great brunch drink



boldmovebeverages.com   Austin TX   [f] [o]   Alcohol   Coffee   Seed   Austin   Whiskey Investment

LEAD INVESTOR

Ken Nguyen Investor, Advisor, former CFO

I invested in Bold Move because I love coffee and I love whiskey. Since meeting Jacob during our MBA I've been impressed with his dedication, coachability, and vision. His passion for creating never before seen products in the admittedly competitive RTD space and seeing obvious gaps in the marketplace is great. Most of the RTD cocktails are the same basic things, but in different packages. What Jacob and the Bold Move team are creating are neg category-defining RTDs that will stand the test of time.

Invested $7,500 this round & $5,000 previously

Learn about Lead Investors

Highlights

1. Out of 400+ applicants, BMB placed as the top Consumer brand at the Rice Business Plan Competition.

2. Received 35+ letters of intent from popular Austin bars, golf courses, hotels, and liquor stores.

3. Distribution through Republic National Distributing, the largest distributor in Texas

4. Finalized can/4-pack/tray designs and formulations for both Cold Brooze flavors.

5. Registered the Cold Brooze trademark & trademarking three other IP's, including Mai Chai: rum+chai.

6. Made key additions to the team, including Sam & Caroline, who are experienced in the industry.

7. The CEO of Hyliion (HYLN), Thomas Healy, expressed interest in our brand at the RBPC.

8. 4,000+ Product testers to date

Our Team

Jacob Guss Founder, CEO

Our Team

Jacob Guss Founder, CEO

Jacob's Bold Move was quitting his 9-5 to formulate Cold Brooze® & build Bold Move Beverages. Jacob holds an MBA from UT, co-founded a nonprofit, and has professional experience as a Strategist.

Cold Brooze was born out of Jacob's love for coffee and his desire to feel more energized while socially drinking. At brunches, morning tailgates, and happy hours, Jacob grew tired of the same old options. Jacob is fueled by a desire to make the world a more fun & joyous place to live by creating products that bring people together.

Sam Krage Director of Sales and Operations

Sam's Bold Move was jumping ship from the nations largest wine and spirits distributor to join the team as the first full time hire. Sam is an avid rock climber and bulldog aficionado.

Lexi Garden Marketing Specialist

Lexi's Bold Move is to say whatever is on her mind at all times. Formerly a professional ballet dancer, she now applies her creative skills to share Cold Brooze with the world.

SHOW MORE

Pitch

COLD BREW + BOOZE = COLD BROOZE

Move over mimosa and bloody mary, there's a new brunch cocktail in town! Cold Brooze is the first canned cocktail that combines specialty cold brew coffee and premium aged American Whiskey. Each 12 oz can of 'brooze contains 110-180 calories based on the flavor, 6% ABV, and all the energy you'd expect from a cold brew coffee.



WHO IS BOLD MOVE BEVERAGES?

We make bold beverages for bold people who want to make everyday count. Whether your bold move is quitting your 9-5 or standing up for what you believe in, our brand aims to celebrate the boldness in all of us.



WHERE WOULD I DRINK THIS?

Cold Brooze is for the coffee lover who wants to feel energized while socially drinking with friends. It's perfect at the golf course, while out fishing, at a tailgate, at a boozy brunch, or at a happy hour after a long week of work.



WHAT SETS US APART?

Unlike hard and spiked counterparts, Cold Brooze sets itself apart from its "Hard" and "Spiked" counterparts by not cutting corners and using premium aged American Whiskey. Cold Brooze provides a casual 6% ABV, coffee-forward experience that is smooth, flavorful, and uniquely positioned to find a home in the marketplace of tomorrow. We're not just another malt based RTD.

COMPETITIVE LANDSCAPE

PRODUCT	BOLD MOVE BEVERAGES	ROMANI	SPIKED COLD BREW	DELOCE	JAMESON COLD BREW
	Cold Brew + Whiskey	Cold Brew + Malt-base	Cold Brew + Agave Wine	Espresso + Vodka	Whiskey + Coffee
ABV%	6	5.7	12.5	11	50

PACKAGE FORMAT	Can 12oz	Can 11oz	Can 6.5oz	Can 6.7oz	Bottle 750mL
LAUNCH YEAR	2022	2020	2016	2021	2018
TARGET USE CASES	Ready-to-Drink Cocktail for Daytime & Early Afternoons	Ready-to-Drink Flavored Malt Beverage for Daytime & Early Afternoons	At Home Cocktail Replacement	At Home Cocktail Replacement	Mixer for At-Home Cocktails
PRICE	4-Pack (4x355ml): $15.99	4-Pack (4x330ml): $15.99	4-Pack (4x116ml): $15.99	4-Pack (4x200ml): $15.99	$28/Bottle
UNIT PRICE	$11/L	$12/L	$15/L	$20/L	$57/L

WHY WOULD I INVEST?

Bold Move Beverages is innovating at the convergence of several major trends. Ready-to-drink, or RTD's, are already the third largest category in alcohol, and are projected to outsell wine in the next 6 months (Drink's Digest). Coffee is timeless and only getting more popular, with millennials, our target market and the largest generation, drinking more coffee today than any previous generation of young adults. Specifically, cold brew coffee is immensely popular and is growing at a 25% CAGR. While most brands compete for the lucrative 10PM Friday night use case, our positioning will allow us to stand out in the less crowded day time and early afternoon use cases. We have also trademarked the Cold Brooze name, which will elevate our brand above "hard" and "spiked" coffees in the market.



DO PEOPLE LIKE IT?

We've been blown away by the reception Bold Move Beverages and our Cold Brooze products have received from customers, investors, and industry experts alike. Although we're just getting started, we've quickly secured over 25 letters of intent and 4,000+ taste-testers from Austin retailers and potential customers. Additionally, we have received organic shoutouts from several publications. Finally, we've consistently done well at pitch competitions judged by venture capitalists, and created an engaged community in our hometown of Austin, TX.



HOW FAR WE'VE COME

Before Bold Move Beverages was a business, it was just an idea. The formulas, packaging, and branding all evolved through Jacob's unwavering commitment to creating an enduring brand for coffee lovers. Thanks to the support of our engaged community, we are ready to make our Boldest move yet.



Company Links

- Pitch Deck

- Featured on 'Pitch Please' podcast, hosted by Draper Startup House

- Our Website

Reward Tiers:

TIER 1 – $100

You get...
- 1 Koozie

TIER 2 – $250

You get...
- 1 Koozie
- Pack of Brooze

TIER 3 – $500

You get...
- 1 Koozie
- Pack of Brooze
- Black T-Shirt

TIER 4 – $1,000

You get...
- 1 Koozie
- Pack of Brooze
- Black T-Shirt
- $50 of Concert Credit

TIER 5 – $2,500

You get...
- 1 Koozie
- Pack of Brooze
- Black T-Shirt
- $50 of Concert Credit
- WHOLE Tank of Gas

TIER 6 – $5,000

You get...
- 1 Koozie
- Pack of Brooze
- Black T-Shirt
- $50 of Concert Credit
- WHOLE Tank of Gas
- Sponsored Super Bowl Party

TIER 7 – $10,000

You get...
- 1 Koozie
- Pack of Brooze
- Black T-Shirt
- $50 of Concert Credit
- WHOLE Tank of Gas
- Sponsored Super Bowl Party
- VIP Access to BMB Launch Party

TIER 8 – $25,000

You get...
- 1 Koozie
- Pack of Brooze
- Black T-Shirt
- $50 of Concert Credit
- WHOLE Tank of Gas
- Sponsored Super Bowl Party
- VIP Access to BMB Launch Party
- $1,000 Credit for Colorado Ski Trip

TIER 9 – $50,000

You get...
- 1 Koozie
- Pack of Brooze
- Black T-Shirt
- $50 of Concert Credit
- WHOLE Tank of Gas
- Sponsored Super Bowl Party
- $1,000 Credit for Colorado Ski Trip
- VIP Access to BMB Launch Party
- Skydive with BMB Team

TIER 10 – $100,000

You get...
- 1 Koozie
- Pack of Brooze
- Black T-Shirt
- $50 of Concert Credit
- WHOLE Tank of Gas
- Sponsored Super Bowl Party
- $1,000 Credit for Colorado Ski Trip
- VIP Access to BMB Launch Party
- Skydive with BMB Team
- "WHAT'S YOUR BOLD MOVE?" Package - $5,000 in Flight Credit



JOIN OUR BOLD MOVEMENT TODAY!

BOLD MOVE BEVERAGE